St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

04030819

May 28, 2004

RECEIVED
2004 JUN 15 P 3:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #151 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

MICHAEL A. TERRELL,
President

/mjh
enclosures

dw 6/18

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Drill Program Continues to Deliver Encouraging Results, Including 12.48 g/t over 7 meters from the G Zone

Vancouver, May 28, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce more significant drill results from the company's wholly owned Benso gold project in Ghana. Recent drilling has concentrated on the G zone within the Subriso Block which still remains open at depth and along strike and is the largest zone discovered to date by St. Jude in Ghana. Here ore grade drill intersections, across excellent mining widths, have been encountered over a strike length of 500 meters and to depths of over 100 meters (Previous hole SJB-199 intersected **7.17 g/t over 14 meters** at 110 vertical meters from surface). Exploration on other nearby prospects such as 'N', 'I', 'H' and 'C' continue to be encouraging such as **3.60 g/t over 9 meters, 2.49 g/t over 13 meters and 86.10 g/t over 1 meter**. Two rigs on the property are running full time testing new exploration targets and doing further definition drilling. Concurrently with the drilling the company is compiling data and maps in order to publish the first independent resource estimate at Benso.

The Following table lists new significant drill results from the ongoing program at Benso:

Hole #	Dip Degree	Azimuth	Coordinates North (m)	East (m)	From - To (m)	Interval Width (m)	Grade g/t Au	Zone
SJB-217	**-45**	**90**	**194.15**	**256.20**	**49-62**	**13**	**2.49**	**C**
SJB-232	-65	90	194.09	255.42	75-76	1	2.20	C
SJB-234	-45	90	146.17	251.58	45-47	2	1.10	C
SJB-236	-45	90	243.13	258.37	24-28	4	1.77	C
					71-100	**29**	**1.38**	**C**
Incl.					71-80	9	1.55	C
					93-100	**7**	**2.58**	**C**
SJB-237	-45	90	250.72	313.14	65-72	7	1.27	C
SJB-243	-45	90	91.48	346.40	37-48	11	1.34	C
Incl.					43-48	5	1.88	C
SJB-239	-45	90	249.75	336.73	49-50	1	2.06	C
					57-58	1	1.98	C
SJB-240	**-45**	**90**	**402.6**	**354.81**	**36.5-37.5**	**1**	**86.10**	**C**
SJB-241	-45	90	401.96	379.98	59-63	4	0.68	C
SJB-200	-45	90	696.69	-1751.33	12-17	5	2.27	G
Incl.					14-16	2	4.46	G
SJB-203	**-45**	**90**	**296.28**	**-1585.71**	**63-84**	**21**	**3.70**	**G**
SJB-204	-45	90	351.36	-1632.76	77-80	3	2.68	G
					83-90	7	1.24	G
Incl.					84-87	3	2.01	G

Hole #	Dip Degree	Azimuth	Coordinates North (m)	Coordinates East (m)	From - To (m)	Interval Width (m)	Grade g/t Au	Zone
SJB-206	-45	90	249.36	-1562.69	81-85	4	1.69	G
Incl.					83-85	2	2.65	G
SJB-214	**-45**	**90**	**698.65**	**-1776.09**	**48-53**	**5**	**5.60**	**G**
Incl.					**48-52**	**4**	**6.77**	**G**
SJB-216	-45	90	295.03	-1560.42	51-63	12	2.18	G
Incl.					**51-61**	**10**	**2.50**	**G**
SJB-218	-45	90	252.40	-1511.94	32-34	2	7.97	G
Incl.					32-33	1	15.45	G
SJB-220	-45	90	749.78	-1824.86	41-44	3	5.00	G
SJB-222	-60	90	452.84	-1689.25	118-121	3	0.92	G
SJB-223	-45	90	648.11	-1727.15	33-42	9	2.24	G
SJB-224	-45	90	600.65	-1686.33	5-10	5	1.48	G
					26-33	**7**	**6.44**	**G**
SJB-225	-45	90	526.08	-1643.07	23-25	2	1.36	G
SJB-226	-60	90	351.57	-1634.32	84-85	1	5.79	G
					92-103	**11**	**3.03**	**G**
SJB-227	**-45**	**90**	**503.05**	**-1664.26**	**0-2**	**2**	**34.57**	**G**
					59-65	6	2.21	G
SJB-228	-45	90	299.84	-1636.03	51-58	7	0.96	G
SJB-229	-45	90	747.73	-1724.24	9-11	2	1.43	G
					30-33	**3**	**6.44**	**G**
SJB-230	-45	90	526.29	-1692.48	79-82	3	2.04	G
SJB-231	-45	90	501.54	-1689.86	41-48	7	2.76	G
					111-115	4	3.92	G
SJB-235	-65	90	749.66	-1826.10	61-65	4	1.55	G
SJB-238	**-45**	**90**	**649.69**	**-1804.44**	**105-108**	**3**	**12.68**	**G**
					123-129	6	2.06	G
SJB–242	-45	90	605.9	-1812.35	137-138	1	11.30	G
					159-176	17	2.70	G
Incl.					**159-171**	**12**	**3.58**	**G**
SJB-245	-60	90	698.72	-1777.47	51-66	15	1.16	G
Incl.					55-66	11	1.32	G
					92-95	3	1.42	G
SJB-246	-45	90	558.38	-1741.03	77-82	5	1.04	G
					131-121	8	1.64	G
SJB - 247	**-45**	**90**	**473.89**	**-1618.75**	**20-27**	**7**	**12.48**	**G**
Incl.					**21-27**	**6**	**14.44**	**G**
SJB-213	-45	90	-5.31	-2002.59	3-6	3	1.05	H
					36-37	1	2.75	H
SJB-215	-45	90	44.4	-2019.63	24-29	5	1.01	H
SJB-202	**-45**	**270**	**535.29**	**-1335.07**	**38-47**	**9**	**3.61**	**N**
Incl.					**41-47**	**6**	**5.06**	**N**
SJB-219	-45	90	526.77	-1459.69	6-8	2	13.24	N
SJB-212	-45	40	692.59	-1098.99	1-4	3	2.30	SW

At Benso, St. Jude has concentrated its exploration on the Subriso Block in the area of the historic Subriso Gold Mine. Here, detailed geological, geochemical and geophysical studies have been carried out, and **15 separate mineralized zones have been identified within two large north-south parallel areas of surface enrichment (see attached map). These two highly prospective anomalies are each up to 3,000 meters in length, and much of it remains to be drill tested.** Further results will be released from the program as they become available.

At the southern Amantin block, the company is carrying out detailed exploration where high-grade quartz veins have been encountered by St. Jude and previous operators. At the northern Chichiwelli block, St. Jude is embarking upon a separate exploration effort based in Tarkwa. Here, the previous operator BHP intersected **6.1 g/t over 6 meters and 13.11 g/t over 5 meters** at the historic Chichiwelli Mine, which is at the eastern edge of the concession.

Benso adjoins the company's Hwini Butre property and is located on the south end of the prolific Ashanti Gold Belt. St. Jude's Hwini Butre property has established a **936,000 ounce gold resource (indicated 562,000 inferred 374,000)** within three pits referred to as the Southern Deposits. Between the Southern Deposits at Hwini Butre and the Subriso zone at Benso there are numerous advanced targets with significant potential to add additional resources. Concurrently with exploration St Jude's engineering team is performing baseline engineering studies to advance the projects through feasibility. Both Hwini Butre and Benso have strategic infrastructure advantages including good all weather roads, railroad and power grid, furthermore the Southern deposits are less than 25 km from the major seaport of Takoradi.

St. Jude's exploration program is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the qualified person responsible for the design and management of the drill program. Assaying is done by standard fire assay techniques with Atomic Absorption ("AA") finish on a one assay ton (30 gram nominal weight) sub-sample from the original 200 gram pulverized sample. A gravimetric finish is used for some of the higher grade assays, normally above 10 g/t Au, or if visible gold is observed in the core. Sample preparation and analysis is conducted by SGS Laboratory Services in Tarkwa.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's projects in Ghana and Burkina Faso now cover over 1,071 sq. km. (264,000 acres) of one of the richest and most productive gold bearing regions in the world. With $14 million in cash, no debt, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com


St. Jude Resources Ltd.
Benso Concessions
Ghana, West Africa
GOLD IN SOILS
Subriso Deposit
St.Jude
BENSO CONCESSIONS
Bonsaso
Esikuma
Chichiwelli
5° 15' N
Mahamo
Subriso
Ningo
Subriso
5° 10' N
Benso
Amantin
POWERLINE
RAILROAD
Odumase
Akyaakrom
1° 55' W
1° 50' W
LEGEND
Exploration zone
Deposit
Prospect
Benso
Town
Drainage
Road
Trail
Railway
Power line
Claim outline
0 1 2 3 4
kilometres
CLAIM BOUNDARY
Subriso
Subriso Central
DRILL HIGHLIGHTS
10.02 gpt Au / 15m
78.71 gpt Au / 12m
Subriso East
DRILL HIGHLIGHTS
14.49 gpt Au / 10m
15.96 gpt Au / 9m
Subriso West
DRILL HIGHLIGHTS
10.29 gpt Au / 14m
7.16 gpt Au / 36m
'N' Zone
DRILL HIGHLIGHTS
12.84 gpt Au / 7m
'G' Zone
DRILL HIGHLIGHTS
6.9 gpt Au / 42m
27.35 gpt Au / 20m
7.17 gpt Au / 14m
Ningo
WESTERN ZONE
EASTERN ZONE
'I' Zone
DRILL HIGHLIGHTS
4.85 gpt Au / 16m
5.45 gpt Au / 14m
6.10 gpt Au / 11m
A
B
C
D
E
F
H
J
K
L
LEGEND
Extent of current drilling
Area above 200ppb Au in soil geochemistry
500 metres
A.G. Barrett April 2004